Mail Stop 3561
                                                                July 27, 2018


    Lloyd Carney
    Chief Executive Officer
    ChaSerg Technology Acquisition Corp.
    7660 Fay Avenue
    Suite H, Unit 339
    La Jolla, CA 92037

            Re:    ChaSerg Technology Acquisition Corp.
                   Amendment No. 1 to
                   Draft Registration Statement on Form S-1
                   Submitted July 19, 2018
                   CIK No. 0001743725

    Dear Mr. Carney:

           We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
    EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

    Management

    Advisors, page 98

        1. We note your response to comment 8, and that the advisors are managing members of your sponsor. In an appropriate place in your filing, please disclose any conflicts of interest that may arise from your advisors positions as managing members of your sponsor. In this regard, we note that your risk factors and "Conflicts of Interest"
           disclosures refer to your officers and directors, but not to your advisors.
 Lloyd Carney
ChaSerg Technology Acquisition Corp.
July 27, 2018
Page 2

      Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or me at (202) 551-
3720 with any questions.


                                                          Sincerely,

                                                          James Allegretto for

                                                          Mara L. Ransom
                                                          Assistant Director
                                                          Office of Consumer
Products